UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K    ☐Form 20-F    ☐Form 11-K    ☒Form 10-Q    ☐Form N-SAR    ☐Form N-CSR

For Period Ended: September 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant: Allied Esports Entertainment, Inc.

Former name if applicable: _______________________

Address of principal executive office (Street and number): 17877 Von Karman Avenue, Suite 300

City, State and zip code: Irvine, California, 92614

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2021 cannot be filed within the prescribed time period because the Company requires additional time to evaluate the accounting for certain transactions during the review period. As a result, such Form 10-Q cannot be filed within the prescribed time period, and will be filed on or before the fifth calendar day following the prescribed due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Roy Anderson	(714)	265-7323
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒  No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☒  No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of anticipated change:

Revenues from continuing operations for the three-month period ended September 30, 2021 are expected to be $1.7 million, compared to $0.6 million for the same period in 2020. Revenues from continuing operations for the nine-month period ended September 30, 2021 are expected to be $3.0 million, compared to $2.3 million for the same period in 2020.

On July 12, 2021, the Company consummated the sale of its World Poker Tour (“WPT”) business and received aggregate cash consideration of $106.2 million, including a $10.0 million deposit received in the prior quarter. The Company recorded a gain on the sale of the WPT business of $80.4 million for book purposes, with no offsetting Federal or state tax expense, due to the Company’s stock basis in WPT, prior year net operating loss carryforwards, and projected current year tax losses. Approximately $3.8 million of the proceeds were used to discharge Company debt and the Company is now debt-free. As of September 30, 2021, the Company had $100.2 million of cash and cash equivalents, including $5.0 million of restricted cash.

Allied Esports Entertainment, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 16, 2021	By:	/s/ Roy Anderson
Roy Anderson
Chief Financial Officer

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